UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34904

MECOX LANE LIMITED
(Exact name of registrant as specified in its charter)
Room 302, Qilai Building, No. 889 Yishan Road Shanghai 200233, People’s Republic of China
Telephone: +86 21 3108-1111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One

Pursuant to the requirements of the Securities Exchange Act of 1934, Mecox Lane Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 24, 2016	Mecox Lane Limited

By: /s/ Ingrid Ye Wang
Name: Ingrid Ye Wang
Title: Chief Executive Officer